SECUR 06002688 ION

SEC MAIL RECEIVED PROCESSING FEB 27 2006 WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER

8- 51944

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thoroughbred Financial Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5110 Maryland Way, Suite 300
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Kelly 615-371-0001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Ave., Suite 550	Nashville,	TN	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/20/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thoroughbred Financial Services, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CAROL F. SPEAKMAN STATE OF TENNESSEE NOTARY PUBLIC SUMNER COUNTY

Daniel Kelly
Signature

VP
Title

Carol F. Speakman
Notary Public

MY COMMISSION EXPIRES: July 7, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOROUGHBRED FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS

December 31, 2005 and 2004

TABLE OF CONTENTS

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

We have audited the accompanying statements of financial condition of Thoroughbred Financial Services, LLC (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thoroughbred Financial Services, LLC as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

February 9, 2006
Nashville, Tennessee

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

Assets

	2005	2004
Cash and cash equivalents	$ 725,222	$ 550,785
Deposits with clearing organizations	50,000	50,000
Commissions and other receivables	284,213	166,448
Prepaid expenses and other	12,461	31,487
Property and equipment, net of accumulated depreciation of $66,796 and $47,311, respectively	58,697	63,136
Total assets	$ 1,130,593	$ 861,856

Liabilities and Members' Equity

	2005	2004
Liabilities:		
Accounts payable and accrued expenses	$ 38,448	$ 16,326
Accrued rent	98,661	86,988
Accrued compensation, taxes and benefits	366,492	297,619
Total liabilities	503,601	400,933
Members' equity	626,992	460,923
Total liabilities and members' equity	$ 1,130,593	$ 861,856

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions income	$ 8,798,448	$ 7,452,978
Management fees from related company	150,000	150,000
Other	183,481	130,154
Total revenues	9,131,929	7,733,132
Expenses:		
Commissions expense	6,215,501	5,199,970
Employee compensation, taxes, and benefits	1,875,807	1,759,004
Management fees	275,961	255,784
Facility rent	223,318	178,864
Other	175,812	154,431
Trade fees and confirmations	108,130	86,003
Legal and professional	31,331	31,723
Total expenses	8,905,860	7,665,779
Net income	$ 226,069	$ 67,353

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the years ended December 31, 2005 and 2004

	Member Contributions	Retained Earnings	Total Members' Equity
Balances at December 31, 2003	$ 239,000	$ 260,570	$ 499,570
Distributions to members	(106,000)	-	(106,000)
Net income	-	67,353	67,353
Balances at December 31, 2004	133,000	327,923	460,923
Distributions to members	(60,000)	-	(60,000)
Net income	-	226,069	226,069
Balances at December 31, 2005	$ 73,000	$ 553,992	$ 626,992

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 226,069	$ 67,353
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	25,634	18,056
Changes in operating assets and liabilities:		
Commissions and other receivables	(117,765)	7,598
Prepaid expenses and other	17,893	120,134
Accounts payable and accrued expenses	22,122	(6,971)
Accrued rent	11,673	86,988
Accrued compensation, taxes and benefits	68,873	(392)
Net cash provided by operating activities	254,499	292,766
Cash flows from investing activities:		
Purchase of property and equipment	(20,062)	(58,642)
Net cash used in investing activities	(20,062)	(58,642)
Cash flows from financing activities:		
Distributions to members	(60,000)	(106,000)
Net cash used in financing activities	(60,000)	(106,000)
Net increase in cash and cash equivalents	174,437	128,124
Cash and cash equivalents, beginning of year	550,785	422,661
Cash and cash equivalents, end of year	$ 725,222	$ 550,785
Supplemental disclosure:		
State income taxes paid	$ 6,480	$ 6,982
Interest paid	$ -	$ -

See accompanying notes.

THOROUGHBRED FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Thoroughbred Financial Services, LLC (the "Company") was formed effective June 24, 1999 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the National Association of Securities Dealers. The Company also acts as an investment advisor and sells insurance products. It operates as a limited liability company ("LLC"), and its members have limited personal liability for the obligations or debts of the entity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Commission income and related expenses from customers' securities transactions are recorded on a trade date basis. Insurance commissions are recognized at the time the underwriting is completed and the income is reasonably determinable.

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents. The Company maintains its cash in financial institutions at balances which, at times may exceed federally insured limits. However, management believes credit risk is minimal as accounts are maintained at high quality financial institutions.

Commissions receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at December 31, 2005 and 2004.

Property and equipment

Expenditures for property and equipment are recorded at cost. Expenditures for ordinary repairs and maintenance are expensed. Depreciation is provided over the estimated useful lives of the respective assets using accelerated methods.

Income taxes

Effective January 1, 2002, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements for the years ended December 31, 2005 and 2004.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment at December 31 consists of the following:

	2005	2004
Furniture and fixtures	$ 72,387	$ 41,294
Computer equipment	53,106	69,153
	125,493	110,447
Less: Accumulated depreciation	(66,796)	(47,311)
	$ 58,697	$ 63,136

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2005 the Company had net capital of $522,617 which was $472,617 in excess of its required net capital of $50,000. At December 31, 2004, the Company had net capital of $285,632 which was $235,632 in excess of its required net capital of $50,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company earns management fees from a related party in exchange for the use of office space, personnel and administrative services. Management fees income for the years ended December 31, 2005 and 2004 totaled $150,000. The Company also earns commissions on investments of an affiliated entity. Commissions income recognized under this arrangement totaled $1,068,613 and $961,303 for the years ended December 31, 2005 and 2004, respectively. Additionally, the Company's executive offices were leased from an affiliated entity through July 2004. Total lease payments made to the affiliated entity totaled $57,575 during 2004.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan for its employees. The Plan covers all employees who have completed minimum service requirements. The Plan provides for employer matching and discretionary profit sharing contributions. Contributions to the Plan for matching and profit sharing amounts totaled $82,680 and $37,743 for the years ended December 31, 2005 and 2004, respectively.

NOTE 8 – OPERATING LEASES

The Company leases facilities and equipment accounted for as operating lease agreements. Total rent expenses under operating leases was $228,837 and $191,679 during 2005 and 2004, respectively. The Company leases office space under a non-cancelable operating lease which began in August 2004 and will expire in December 2011. Lease payments are subject to scheduled increases. Accordingly, rent expense under the leases is accrued to achieve ratable recognition over the lease term. Minimum lease payments range from $197,100 to $239,544 per annum. The lease provides for additional rent to be payable in accordance with the Company's pro rata share of the building's excess operating expenses.

Minimum rents due under operating leases having non-cancelable terms in excess of one year are as follows:

Year ending December 31:	
2006	$ 243,919
2007	232,663
2008	225,368
2009	232,516
2010	236,004
Thereafter	239,544
	$1,410,014

SUPPLEMENTARY INFORMATION

THOROUGHBRED FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

Schedule I

	2005	2004
Computation of basic net capital requirement:		
Net worth per financial statement	$ 626,992	$ 460,923
Total nonallowable assets	(104,366)	(175,285)
Haircuts on securities	(9)	(6)
Net capital	$ 522,617	$ 285,632
Minimum net capital requirement	$ 33,574	$ 26,729
Minimum dollar net capital requirement of reporting broker	$ 50,000	$ 50,000
Greater of above amounts	$ 50,000	$ 50,000
Excess net capital	$ 472,617	$ 235,632
Excess net capital at 1000%	$ 472,257	$ 245,539

Thoroughbred Financial Services, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2005 and 2004

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

Thoroughbred Financial Services, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

December 31, 2005 and 2004

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

Thoroughbred Financial Services, LLC
Reconciliation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements
Under Exhibit A of Rule 15c3-3

December 31, 2005 and 2004

The net capital computed on page 11 and the Company's computation of net capital on its December 31, 2005 and 2004 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

Thoroughbred Financial Services, LLC
Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2005 and 2004

Not Applicable

Thoroughbred Financial Services, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2005 and 2004

None

FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Thoroughbred Financial Services, LLC
Brentwood, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Thoroughbred Financial Services, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

February 9, 2006
Nashville, Tennessee